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                                                                EXHIBIT 99(e)(5)







Hamilton E. James
Donaldson, Lufkin & Jenrette
277 Park Avenue
New York, New York 10022

Dear Tony:

            In connection with the proposed merger (the "Merger") between Donaldson, Lufkin & Jenrette, Inc. (the "Company") and Credit Suisse Group (the "Parent"), and subject to the closing of the Merger, Credit Suisse First Boston Corp. ("CSFB") is happy to provide you with the following retention bonus and pay guarantee package. For purposes of this Agreement, the term CSFB shall include its successors.

            1. TITLE; POSITION; LOCATION. You shall serve in the position at CSFB with the duties and responsibilities set forth on Schedule A hereto, and at the location set forth on Schedule A.

            2. 2000 BONUS. The amount of your bonus for calendar year 2000 shall be determined by the senior management of the Company in consultation with the Chief Executive Officer of the CSFB business unit; provided, however that in no event shall your bonus be less than 75 percent of your bonus for calendar year 1999 as set forth on Schedule A.

            3. RETENTION AWARD. You shall receive the retention bonus set forth on Schedule A (the "Retention Award"). The Retention Award will be paid in registered shares of Parent common stock ("Parent shares") valued as of the effective date of the Merger on the basis of the average for the five trading days up to and including the effective date of the Merger of the closing sale price of Parent shares, on a spot basis, on each such day or, if no such closing sale takes place on any such day, the average of the closing bid and asked prices thereof on such day, in each case as officially reported on the Swiss Exchange. The Retention Award shall vest in equal 1/3 tranches on each of July 1, 2001, 2002 and 2003, provided you remain employed with CSFB or one of its affiliates on such dates. If your employment is terminated by CSFB without Cause (as such term is defined in Schedule B hereto), you die or are disabled or you terminate your employment for Good Reason (as such term is defined in Schedule B hereto) (in each case, a "Qualifying Termination"), then you will be immediately fully vested in your Retention Award. Upon vesting of a portion of a Retention Award the Company shall cause the appropriate number of registered shares of the common stock of Parent to be delivered to you.

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            4. STOCK OPTIONS. In the event of a Qualifying Termination, all of your unvested Company stock options converted into Parent ordinary share options at the Merger will immediately become fully vested and exercisable. You agree not to exercise any stock options to acquire Company common stock until after the effective date of the Merger and agree to use your best efforts to obtain the commitment of other senior executives of the Company to refrain from exercising their stock options until such time.


            5. PAY GUARANTEE. For 2001, you will receive total compensation from CSFB that is no less than 75% of your total compensation in 1999 from the Company (including, without limitation, base salary, annual bonus, and long-term incentives) as set forth in Schedule A, payable in accordance with the policies applicable to similarly situated executives at CSFB. If you have a Qualifying Termination after the closing of the Merger and prior to December 31, 2001, then you will be paid in cash within ten business days of the termination any unpaid compensation for the remainder of the guarantee period at the guaranteed level (whether or not originally payable in cash or stock) as if you had continued your employment through the end of such period. In the event of a Qualifying Termination, any deferred bonus for a year prior to the year 2001 will also vest and be paid out to you, whether such Qualifying Termination occurs before or after December 31, 2001. A portion of the annual bonus in any year will be deferred pursuant to the terms of the Credit Suisse Group International Share Plan, provided that, with respect to the year 2000, the award under the 2000 Long Term Incentive Plan shall be considered to be deferred compensation and shall therefore reduce the amount that would otherwise have been deferred pursuant to the Share Plan.

            6. LONG-TERM INCENTIVE PAYMENTS. Any long-term incentive payment made to you for calendar year 2000 will vest on July 1, 2002, or the date that you have a Qualifying Termination, if prior to such date. Such amount, if due, will be paid to you on July 1, 2002.

            7. BENEFITS. You shall continue to participate in existing private equity plans, LBO plans, Merchant Banking Incentive Plans and Employee Fund of Fund Plans (the "Funds") on the same basis as you now participate in these funds. Participation in any new Funds will be commensurate with your position and the terms of the Funds.

            8. EXCISE TAX REIMBURSEMENT PAYMENT. In the event of a Qualifying Termination, you will receive an excise tax reimbursement payment pursuant to the terms and conditions set forth in Schedule B.

            9. RESTRICTIVE COVENANTS. If, prior to July 1, 2002, you voluntarily terminate your employment or you are terminated by CSFB or any of its affiliates, you will provide CSFB with three months notice of termination (in the case of a voluntary termination) and shall, for three months following such termination of employment, (i) not engage in any Competitive Activity, (ii) not engage in any Solicitation and (iii) not engage, directly or indirectly, in disclosing or using Confidential Information. After June 30, 2002, such notice, non-compete, non-solicitation and confidential information restrictive periods shall be reduced to 30 days.

            10. OTHER AGREEMENTS. This Agreement supersedes all prior agreements


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relating to the subject matter hereof between you and the Company or its affiliates.

            11. MISCELLANEOUS. CSFB's obligation to make the payments provided for in this Agreement and otherwise to perform obligations hereunder shall not be affected by any set-off other than of amounts payable under this Agreement which CSFB or its affiliates may have against you or others. In no event shall you be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to you under any of the provisions of this Agreement, and such amounts shall not be reduced whether or not you obtain other employment.

            12. GOVERNING LAW. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

            (b) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

            IF TO THE EXECUTIVE:    Donaldson, Lufkin & Jenrette
                                    277 Park Avenue
                                    New York, New York 10022

            IF TO THE COMPANY:      11 Madison Avenue
                                    New York, New York 10010

            Attention: Global Director of Human Resources


or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.



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            I am very excited about the opportunities ahead.

                                          Sincerely,


                                          /s/ Allen D. Wheat
                                          ------------------------------
                                          CSFB
                                          Name: Allen D. Wheat
                                          Title: President and Chief
                                                 Executive Officer


Agreed and accepted:


H.E. James
----------------------------
H.E. James




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